Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 5, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On June 5, 2008, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated June 4, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
June 5, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on the Profit Allocation for the Year of 2007

Highlights:

•	Cash dividend is RMB 0.42 (inclusive of applicable tax) per share or RMB 0.378 per share (exclusive of applicable tax)

•	Shareholding registration date: June 11, 2008

•	Ex-dividend date: June 12, 2008

•	Dividend distribution date: June 20, 2008

Proposal on the profit allocation and cash dividend distribution for the year of 2007 of China Life Insurance Company Limited (the “Company”) was approved by the annual general meeting of shareholders of 2008 on May 28, 2008 after sufficient review and discussion. Announcement on the resolution of such annual general meeting was published in the China Securities Journal, Shanghai Securities News and Securities Times on May 29, 2008. Set out below is the detailed information on the Company’s profit allocation for the year of 2007:

I	Proposal on the Profit Allocation for the Year of 2007

i. After the withholding of discretionary surplus reserve, which was 10% of the net profit of 2007 (under PRC Accounting Standards), i.e. RMB 2,792 million, the Company will distribute cash dividends of RMB 0.42 per share (inclusive of applicable tax) totaling approximately RMB 11,871 million, with the outstanding shares of the Company calculated as 28,264,705,000 shares.

ii. For the cash dividends for the individual shareholders who hold the unrestrictive circulating A shares of the Company, individual income tax of such cash dividends will be deducted and paid by the Company for such shareholders, and the actual cash dividend inclusive of applicable tax will be RMB 0.378 per share. For the cash dividends for the institutional investors who hold the unrestrictive circulative A shares of the Company and for the shareholders who hold the restrictive circulative A shares of the Company, income tax of such dividends will be paid by such institutional investors and shareholders themselves, and the actual cash dividend to be distributed will be RMB 0.42 per share.

Commission File Number 001-31914

II	Schedule of Profit Allocation

i. Shareholding registration date: June 11, 2008

ii. Ex-dividend date: June 12, 2008

iii. Dividend distribution date: June 20, 2008

III	Target of Dividends Distribution

As of the close of trading of Shanghai Stock Exchange on the afternoon of June 11, 2008, all holders of A shares of the Company who are registered with China Securities Depository and Clearing Corporation Limited, Shanghai branch will be entitled to such dividends distributions. This Announcement is not applicable to the holders of H shares of the Company.

IV	Manner of Dividends Distribution

Cash dividends to China Life Insurance (Group) Company will be distributed by the Company. For the cash dividends to other shareholders, China Securities Depository and Clearing Corporation Limited, Shanghai branch is authorized to distribute, through its capital clearing system, to the shareholders who are registered and who have handled the designated transactions through member units of Shanghai Stock Exchange as of the shareholding registration date. Investors who have handled the designated transactions may collect cash dividends at the designated securities exchange on the dividend distribution date. For the cash dividends for those investors who have not handled the designated transactions, China Securities Depository and Clearing Corporation Limited, Shanghai branch will keep the dividends and distribute them when the designated transactions have been handled by the investors.

V	Contacts

Contact: Secretariat of the Board of Directors of the Company

Address: 23F, China Life Tower, No. 16 Chaowai Street, Chaoyang District, Beijing

Post code: 100020

Tel: 86 (10) 8565 9427

Fax: 86(10) 8525 2210

VI	Document for Review

Resolution of the Annual General Meeting of Shareholders of the Company and the Announcement thereon.

Board of Directors of China Life Insurance Company Limited

June 4, 2008